FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For October 12, 2000


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X          Form 40-F
                                     --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                                                   -


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                                INDEX TO EXHIBITS

Item

1.    AerCo Limited Monthly Report to Noteholders for October 2000.









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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 12, 2000




                                  AERCO LIMITED


                                  By:   /s/  Michael Walsh
                                     ------------------------------------
                                      Name:  Michael Walsh
                                      Title: Attorney-in-Fact



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